Exhibit 99.1

Norwegian Cruise Line Reports Results for Fourth Quarter and Full Year 2011

Company Reports Record Operating Income and Adjusted EBITDA in 2011

Posts Fourteenth Consecutive Quarter of Year-over-Year Adjusted EBITDA Growth

Net Income of $126.9 Million Compared to $23.0 Million in 2010

MIAMI--(BUSINESS WIRE)--February 13, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the quarter and year ended December 31, 2011.

2011 Company Highlights

  Adjusted EBITDA climbs to a record $506.0 million and a margin of 22.8%
  Operating income increases 37.1% to $316.1 million
  Several major investments to position the Company for future growth and expansion
  Launch of new brand platform and advertising campaign

Norwegian Cruise Line posted another year of record results in 2011. Growth in the top line, coupled with operating enhancements, drove improved bottom line results. Operating income increased 37.1% over prior year and Adjusted EBITDA reached a record $506.0 million. “In light of the recent tragedy in Italy, I would first like to extend our sincere thoughts and prayers to those involved and affected,” said Kevin Sheehan, President and Chief Executive Officer. “Looking at 2011, I am pleased to report it was another year of great results. In addition to the impressive financial results for the year, our guest satisfaction scores reached new highs, confirming that our initiatives to continue to improve the vacation experience are resonating with our guests,” continued Sheehan.

In addition to delivering strong results, 2011 was also a year where Norwegian made significant investments in its future. Great Stirrup Cay, the Company’s private island, received major enhancements that included a new marina and welcome pavilion, new and larger dining and bar facilities and a doubling of the beach area with added activities. In April, Norwegian unveiled Partners First, an initiative designed to enhance the Company’s relationship with its travel agents. This initiative includes a variety of programs and investments to make Norwegian the easiest cruise line to do business with. In October, the Company rolled out a new brand platform and advertising campaign which revolves around the call to action to “Cruise Like a Norwegian.” The campaign has brought increased attention to our brand and the variety of experiences guests can enjoy on a Norwegian cruise.

During the year, Norwegian also named its two new 4,000-passenger ships currently under construction, Norwegian Breakaway and Norwegian Getaway. The Company revealed stateroom designs for Norwegian Breakaway which range from luxurious suites to studios for solo travelers, along with the re-introduction of oceanview staterooms. New on these vessels are staterooms designed specifically for families. These family staterooms include amenities such as full bathtubs and are situated in close proximity to the youth program area. The Company concurrently revealed the designs for the staterooms which comprise the suite complex on Norwegian Breakaway with a new branding that also includes the suite complexes found on five of its current ships. “The Haven by Norwegian” helps Norwegian better market these unique, ship-within-a-ship areas to guests looking for additional luxury and privacy in their cruise vacation. “The rebranding of these complexes as The Haven by Norwegian demonstrates one way we are maximizing the great assets of our modern fleet,” said Sheehan. “In addition, over the last two years, we added additional staterooms and specialty restaurants, refurbished the youth program areas and installed energy saving systems on various ships to maximize their returns. These investments in developing our assets, improving our travel agent relationships and enhancing the guest experience will provide benefits in 2012 and onward,” continued Sheehan.

Full Year Results

Operating income for the year ended December 31, 2011 increased 37.1% to $316.1 million from $230.6 million in 2010. Net Revenue for the year increased 10.8% primarily due to the addition of Norwegian Epic to the fleet in June 2010 along with a 3.0% increase in Net Yield, or 2.4% on a constant currency basis. The improvement in Net Yield came primarily from higher ticket pricing as well as increased onboard spend per Capacity Day. Adjusted EBITDA for the year increased 24.9% to $506.0 million from $405.1 million in 2010 and revenue increased 10.3% to $2.2 billion from $2.0 billion.

Continuing business improvement initiatives resulted in a 1.8% decrease in Net Cruise Cost per Capacity Day, or 2.0% on a constant currency basis. Fuel price per metric ton remained elevated versus prior year increasing 14.2% to $571 from $500 in 2010. Excluding fuel, Net Cruise Cost per Capacity Day decreased 4.4%, or 4.7% on a constant currency basis.

Interest expense, net of capitalized interest, increased to $190.2 million from $173.8 million due to a full year of interest on the debt related to Norwegian Epic along with higher average interest rates. Other income was $0.9 million versus an expense of $34.0 million in 2010, which included a non-recurring charge of $33.1 million related to foreign exchange contracts associated with the financing of Norwegian Epic.

The combined benefits of higher revenue and continued operating improvements resulted in a significant increase in net income to $126.9 million from $23.0 million in 2010.

Fourth Quarter Results

Adjusted EBITDA in the quarter increased 38.7% to $88.3 million from $63.6 million in 2010. This improvement was a result of an increase in Net Revenue to $361.8 million from $355.2 million and a decrease in Net Cruise Cost to $274.8 million from $292.5 million in 2010. A 2.5% increase in Net Yield, the same on a constant currency basis, as a result of improved pricing and higher onboard spend per Capacity Day drove the increase in Net Revenue. Net Cruise Cost per Capacity Day decreased 5.4%, or 5.8% on a constant currency basis, due to lower dry-dock costs and more normalized repairs and maintenance costs and other operating expenses. The price of fuel in the quarter increased 15.8% to $573 per metric ton from $495 in 2010.

Interest expense, net of capitalized interest, decreased to $45.8 million in the quarter from $54.7 million primarily due to a write-off of certain deferred financing fees in 2010.

Net loss for the quarter narrowed to $1.9 million on revenue of $488.6 million versus a loss of $40.0 million on revenue of $483.6 million in 2010.

Terminology

Adjusted EBITDA. EBITDA adjusted for other income (expense), impairment loss and other supplemental adjustments.

Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

Capacity Days. Available Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 45-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian invites consumers to “Cruise Like a Norwegian” on one of its 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, on order for delivery in April 2013 and April 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and has been named “Best Overall Cruise Ship” by the readers of Travel Weekly. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenue
Passenger ticket	$337,384	$335,500	$1,563,363	$1,411,785
Onboard and other	151,210	148,106	655,961	600,343
Total revenue	488,594	483,606	2,219,324	2,012,128
Cruise operating expense
Commissions, transportation and other	91,097	93,315	410,709	379,532
Onboard and other	35,679	35,056	169,329	153,137
Payroll and related	71,805	69,159	290,822	265,390
Fuel	61,787	56,202	243,503	207,210
Food	29,597	30,601	124,933	114,064
Other	53,417	72,617	228,580	227,843
Total cruise operating expense	343,382	356,950	1,467,876	1,347,176
Other operating expense
Marketing, general and administrative	58,173	63,882	251,351	264,152
Depreciation and amortization	44,701	46,897	183,985	170,191
Total other operating expense	102,874	110,779	435,336	434,343
Operating income	42,338	15,877	316,112	230,609
Non-operating income (expense)
Interest income	5	20	38	100
Interest expense, net of capitalized interest	(45,753)	(54,673)	(190,225)	(173,772)
Other income (expense)	1,469	(1,203)	934	(33,951)
Total non-operating income (expense)	(44,279)	(55,856)	(189,253)	(207,623)
Net income (loss)	$(1,941)	$(39,979)	$126,859	$22,986

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$58,926	$55,047
Accounts receivable, net	8,159	7,879
Inventories	36,234	32,763
Prepaid expenses and other assets	48,824	42,552
Total current assets	152,143	138,241
Property and equipment, net	4,640,093	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	167,383	192,057
Total assets	$5,562,411	$5,572,371
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$200,582	$78,237
Accounts payable	80,327	64,399
Accrued expenses and other liabilities	211,065	216,501
Advance ticket sales	325,472	294,180
Total current liabilities	817,446	653,317
Long-term debt	2,837,499	3,125,848
Other long-term liabilities	63,003	52,680
Total liabilities	3,717,948	3,831,845
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares
authorized, 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,973	2,330,792
Accumulated other comprehensive income (loss)	(19,794)	4,309
Retained earnings (deficit)	(467,741)	(594,600)
Total shareholders' equity	1,844,463	1,740,526
Total liabilities and shareholders' equity	$5,562,411	$5,572,371

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Year Ended
	December 31,
	2011	2010
Cash flows from operating activities
Net income	$126,859	$22,986
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization expense	211,049	191,913
Loss (gain) on derivatives	(2,338)	603
Write-off of deferred financing fees	-	6,410
Share-based compensation expense	1,211	2,520
Changes in operating assets and liabilities:
Accounts receivable, net	(280)	(11)
Inventories	(3,471)	(3,898)
Prepaid expenses and other assets	(4,264)	128,993
Accounts payable	15,928	36,023
Accrued expenses and other liabilities	(15,876)	6,136
Advance ticket sales	28,172	38,748
Net cash provided by operating activities	356,990	430,423
Cash flows from investing activities
Additions to property and equipment	(184,797)	(977,466)
Net cash used in investing activities	(184,797)	(977,466)
Cash flows from financing activities
Repayments of long-term debt	(439,959)	(955,780)
Proceeds from long-term debt	273,375	1,601,659
Other, primarily deferred financing fees	(1,730)	(93,941)
Net cash provided by (used in) financing activities	(168,314)	551,938
Net increase in cash and cash equivalents	3,879	4,895
Cash and cash equivalents at beginning of year	55,047	50,152
Cash and cash equivalents at end of year	$58,926	$55,047

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

		Three Months Ended			Year Ended
		December 31,			December 31,
		2011	2010		2011	2010

Passengers Carried		370,037	365,831		1,530,113	1,404,137
Passenger Cruise Days		2,472,209	2,495,624		10,227,438	9,559,049
Capacity Days		2,370,682	2,386,210		9,454,570	8,790,980
Occupancy Percentage		104.3%	104.6%		108.2%	108.7%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended			Year Ended
	December 31,			December 31,

		2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010

Passenger ticket revenue	$337,384	$337,151	$335,500	$1,563,363	$1,549,394	$1,411,785
Onboard and other revenue	151,210	151,211	148,106	655,961	655,961	600,343
Total revenue	488,594	488,362	483,606	2,219,324	2,205,355	2,012,128
Less:
Commissions, transportation
and other expense	91,097	91,064	93,315	410,709	407,065	379,532
Onboard and other expense	35,679	35,679	35,056	169,329	169,329	153,137
Net Revenue	$361,818	$361,619	$355,235	$1,639,286	$1,628,961	$1,479,459

Capacity Days	2,370,682	2,370,682	2,386,210	9,454,570	9,454,570	8,790,980

Gross Yield	$206.10	$206.00	$202.67	$234.74	$233.26	$228.89
Net Yield	$152.62	$152.54	$148.87	$173.39	$172.29	$168.29

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended			Year Ended
	December 31,			December 31,

		2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010
Total cruise operating expense	$343,382	$342,234	$356,950	$1,467,876	$1,461,966	$1,347,176
Marketing, general and
administrative expense	58,173	58,251	63,882	251,351	250,765	264,152
Gross Cruise Cost	401,555	400,485	420,832	1,719,227	1,712,731	1,611,328
Less:
Commissions, transportation
and other expense	91,097	91,064	93,315	410,709	407,065	379,532
Onboard and other expense	35,679	35,679	35,056	169,329	169,329	153,137
Net Cruise Cost	274,779	273,742	292,461	1,139,189	1,136,337	1,078,659
Less:
Fuel	61,787	61,787	56,202	243,503	243,503	207,210
Net Cruise Cost Excluding Fuel	$212,992	$211,955	$236,259	$895,686	$892,834	$871,449

Capacity Days	2,370,682	2,370,682	2,386,210	9,454,570	9,454,570	8,790,980

Gross Cruise Cost per Capacity Day	$169.38	$168.93	$176.36	$181.84	$181.15	$183.29
Net Cruise Cost per Capacity Day	$115.91	$115.47	$122.56	$120.49	$120.19	$122.70
Net Cruise Cost Excluding Fuel per Capacity Day	$89.84	$89.41	$99.01	$94.74	$94.43	$99.13

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Net income (loss)	$(1,941)	$(39,979)	$126,859	$22,986
Interest expense, net	45,748	54,653	190,187	173,672
Depreciation and amortization expense	44,701	46,897	183,985	170,191
Other (income) expense	(1,469)	1,203	(934)	33,951	(2)
Other (1)	1,212	866	5,942	4,313
Adjusted EBITDA	$88,251	$63,640	$506,039	$405,113

(1) Includes non-cash compensation and costs related to our Shipboard Retirement Plan.
(2) Includes a $33.1 million non-recurring charge for foreign exchange contracts associated with the financing of Norwegian Epic.

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts
Mark A. Kempa, 305-436-4932
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com